

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 20, 2017

Andrew W. Houston
Chief Executive Officer
Dropbox, Inc.
333 Brannan Street
San Francisco, CA 94107

> **Re: Dropbox, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted December 4, 2017**
> **CIK No. 0001467623**

Dear Mr. Houston:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 7, 2017 letter.

Prospectus Summary

Our Growth Strategy, page 4

1. In response to prior comment 1, you state that you do not believe disclosing active registered users is necessary to give more context to your disclosure. We note, however, that the 500 million registered user metric that you reference throughout the prospectus accounts for every user that ever registered regardless of whether or not the user has used your platform in any recent period. Likewise, your estimate of 300 million registered users encompasses all registered users with at least one of three characteristics that make them more likely to pay over time, none of which accounts for utilization levels. As it appears that the level of activity on your platform among the registered user base would necessarily bear on the scale of your paid conversion opportunity, please disclose the

number of active registered users or other information to help investors understand your consideration of this issue. Your disclosure may explain the limitations of this metric such as seasonal fluctuations and the effect of marketing campaigns, as you advise in your response.

2.   As you indicate in response to prior comment 2, please revise to state that you derive your estimate of 300 million registered users from your observation that "substantially all of [your] paying users have at least one" of the listed characteristics. Further, clarify that this subset of registered users is more likely "than other registered users" to become paying users over time.

Risk Factors

"We are subject to export and import control laws and regulation . . . ," page 26

3.   In response to prior comment 6, you state that you discovered that your platform had been accessed by users with IP addresses in Iran, Syria, Sudan and North Korea. North Korea was designated as a state sponsor of terrorism on November 20, 2017. Please describe to us your contacts with Iran, Syria, Sudan and North Korea. Your description should include any contacts related to Dropbox Plus, Dropbox Professional, Dropbox Business, and other products, services, technology or software that may not involve personal communications as set forth in OFAC general licenses. Please also discuss the materiality of your contacts with those countries, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. You should address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies with operations associated with U.S.-designated state sponsors of terrorism.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Business, page 56

4.   We note your response to prior comment 10. Please, however, address the recent changes to your Dropbox Business subscription plans if they are reasonably likely to have a material impact on your liquidity, capital resources, or results of operations. Further, to the extent material, address the opportunities, challenges and risks presented by your plan to pursue enterprise businesses as well as the actions that you are taking to address them. Refer to Sections III.A and III.B.3 of SEC Release No. 33-8350.

Our Subscription Plans, page 63

5.   Please refer to prior comment 13 and clarify the extent to which you derive your paying users from the enterprise market versus the consumer market. In this regard, we note that you have been targeting the enterprise market since 2013 and that you launched Dropbox

Enterprise to address the requirements of large organizations in 2015. Please disclose the number of customers that are organizations and the percentage of paying users that derive therefrom. Disclose this information with respect to large organizations as well. In addition, in order to understand the opportunity available to you to grow your enterprise business, disclose the number of organizations and, more specifically, large organizations within which Dropbox is being used. In this regard, we note your website states that "52% of the Fortune 500 use Dropbox Business to run their companies," that "200,000 organizations rely on Dropbox to grow and secure their businesses," and that "4 million businesses use Dropbox to work smarter."

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs for

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Tony Jeffries
        Rezwan D. Pavri
        Wilson Sonsini Goodrich & Rosati, P.C.